Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California, 92821
Tel : (714) 482-9750
Fax : (714) 482-9751

January 30, 2006

TO:

MR. MICHAEL MCTIERNAN, STAFF ATTORNEY
Tel: (202) 824-5445
Fax: (202) 942-9635

Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549

RE:    DATASCENSION, INC.
       AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM SB-2
       FILED October 7, 2005
       REGISTRATION NO. 333-121851

Dear Mr. McTiernan,

Here follows our responses to your comment letter dated October 26, 2005.


Summary Financial Information, page 16

   1. Please recalculate your basic and diluted net income per share amounts for the year ended December 31, 2003 to reflect the restatement. In addition, we note certain line items for the year ended December 31, 2003 and for the six months ended June 30, 2005 do not agree to those amounts included within the audited and unaudited financial statements. Please revise.

The summary financial information table has been updated to reflect the restated values for 2003, 2004, as well as the nine months ended September 30, 2005 information.


Interim Financial Statements

   2. Label each of the interim financial statements as unaudited. Please also note that your interim financial statements should include footnotes addressing significant transactions for the full interim period, not just the most recent three months.

The interim financial statements have been updated accordingly, as have the notes to the financial statements.


Independent Auditors' Reports, pages F-3 to F-4

   3. We do not understand why your auditors have not updated their audit opinions in light of the material changes made to the 2004 and 2003 financial statements. Additionally, please label the revised audited financial statements as restated and provide disclosure in your footnotes to discuss the nature of the restatement and the impact on your net loss and earnings per share.

The audit reports for 2003 and 2004 have been updated to reflect the restatement. Additionally, the financials have been labeled restated as well as the required disclosures regarding the nature and impact of the changes to the net loss and earnings per share have been disclosed.


Intangible Assets, page F-10

   4. Based on the revisions to your 2003 financial statements in response to comment 8, we note that your amortization expense increased approximately $64,000. This amount is less than the estimate of $111,312 included in your previous response to us on August 1, 2005. Please advise.

When completing the prior response to the Commission's comments, a mathematical error occurred in the calculation of estimated amortization expense for 2003. Once the Company completed a thorough calculation for the restated 2003 audited financial statements, it was then discovered that the actual amortization expense for 2003 was approximately $64,000.


Note 4 - Receivable from Nutek Oil, page F-13

   5. We note your response to prior comment 9 and your belief that there was no impairment to the value of the note receivable based on the contractually required calculation used to determine the amount of shares issuable. Please revise to expand your disclosures to explain these significant estimates and assumptions, including the basis for the $1.06 used for the conversion to support management's assessment of the recoverability of the note similar to the information included in your response. Please make appropriate disclosure in your interim financial statements and your critical accounting policies within MD&A as well.

The company has expanded it's disclosures in the notes to the financial statements as well as in the MD&A to discuss the company's position and belief in the value of the receivable from Nutek Oil.


Convertible Notes Payable and Debentures, pages F-16 to F-17

   6. We note your response to our prior comment 10. Based on disclosures in your document, we noted that you considered EITF 00-19 in accounting for your convertible notes. We presumed since the embedded conversion feature was recorded in permanent equity that were within the scope of EITFs 98-5 and 00-27. However, after further review of the agreements filed in your Form 8-K dated November 23, 2004, it appears these arrangements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC within a certain required timeframe or else you are required to pay liquidated damages payment equal to 2.0% of the purchase price of the notes remaining unconverted. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27. Please advise.

The company has reviewed the above disclosures, authoritative references, and after consultation with our auditors, the office of the Chief Accountant, and other consultants have made the necessary adjustments and disclosures to correctly account for the convertible debt, as well as the associated derivative and warrant liabilities.


   7. In addition, it appears the warrants issued would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above. Please advise.

The company has reviewed the above disclosures, authoritative references, and after consultation with our auditors, the office of the Chief Accountant, and other consultants have made the necessary adjustments and disclosures to correctly account for the convertible debt, as well as the associated derivative and warrant liabilities.


   8. Please note that you should perform a through analysis of all the provisions of your convertible debt instruments to determine whether there are any other provisions that may be problematic under paragraphs 12-32 of EITF 00-19. Further, your discussions should be expanded to include all of the significant terms of the convertible debt agreement. Clarify if there are any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

The company has reviewed the above disclosures, authoritative references, and after consultation with our auditors, the office of the Chief Accountant, and other consultants have made the necessary adjustments and disclosures to correctly account for the convertible debt, as well as the associated derivative and warrant liabilities.


If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact the following individual.

Best regards,
Datascension, Inc.

/s/ D. Scott Kincer
-------------------
Scott Kincer
President / CEO
Tel 714-482-9750
Fax 714-482-9751